Pricing supplement no. 1340
To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 103-I dated October 19, 2007

Registration Statement No. 333-130051
Dated June 17, 2008
Rule 424(b)(2)



Structured Investments	**JPMorgan Chase & Co.** **$16,700,000** **Notes Linked to a Weighted Basket of Three Return Enhanced Components, Consisting of the Dow Jones EURO STOXX 50® Index, the FTSE™ 100 Index and the TOPIX® Index due September 22, 2008**

General

- The notes are designed for investors who seek a return of three times the appreciation of each underlying in a weighted diversified basket of three international return enhanced components, consisting of the Dow Jones EURO STOXX 50® Index, the FTSE™ 100 Index and the TOPIX® Index, each of which is subject to a different maximum return as described below, at maturity. Investors should be willing to forgo interest and dividend payments and, if any Component Underlying declines, be willing to lose some or all of their principal.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing September 22, 2008[†].
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes priced on June 17, 2008 and are expected to settle on or about June 20, 2008.

Key Terms

Basket/Basket Components: The notes are linked to a weighted basket consisting of three return enhanced components (each a "Basket Component," and together, the "Basket Components"), each linked to an international index (each a "Component Underlying," and together, the "Component Underlyings") as set forth below:

Component Underlying	Component Weighting	Upside Leverage Factor	Maximum Return*
Dow Jones EURO STOXX 50® Index	55%	3	7.50%
FTSE™ 100 Index	25%	3	7.65%
TOPIX® Index	20%	3	9.90%

* The maximum payment at maturity is $1,080.175 per $1,000 principal amount note.

Payment at Maturity: The amount you will receive at maturity is based on the Basket Return, which in turn is based on the performance of the Basket Components. At maturity, your payment per $1,000 principal amount note will be calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Basket Return})$$

Basket Return: The sum of the products of (a) the Component Return of each Basket Component and (b) the Component Weighting of such Basket Component.

Component Return: With respect to each Basket Component, the Component Return will be calculated as follows:

Ending Underlying Level	Component Return
is greater than the Starting Underlying Level	Underlying Return x upside leverage factor, subject to the Maximum Return
is equal to the Starting Underlying Level	0
is less than the Starting Underlying Level	Underlying Return

Your investment will be fully exposed to any decline in the Basket Components. *For each Basket Component, if the Ending Underlying Level for the applicable Component Underlying declines from the Starting Underlying Level for such Component Underlying, your return on the notes at maturity may be adversely affected and you may lose some or all of your investment at maturity.*

Maximum Return: 7.50%, 7.65% and 9.90% for the Dow Jones EURO STOXX 50® Index, the FTSE™ 100 Index and the TOPIX® Index, respectively.

For example, if the Underlying Return for the Dow Jones EURO STOXX 50® Index is more than 2.50%, the applicable Component Return will be equal to the applicable Maximum Return, or 7.50%.

Underlying Return: With respect to each Component Underlying, the performance of the Component Underlying from the Starting Underlying Level to the Ending Underlying Level, calculated as follows:

$$\frac{\text{Ending Underlying Level} - \text{Starting Underlying Level}}{\text{Starting Underlying Level}}$$

Starting Underlying Level: With respect to each Component Underlying, the Index closing level on the pricing date, which was 3555.58 for the Dow Jones EURO STOXX 50® Index, 5861.90 for the FTSE™ 100 Index and 1401.98 for the TOPIX® Index.

Ending Underlying Level: With respect to each Component Underlying, the arithmetic average of the Index closing levels on each of the Ending Averaging Dates.

Ending Averaging Dates[†]: September 10, 2008, September 11, 2008, September 12, 2008, September 16, 2008 and September 17, 2008

Maturity Date[†]: September 22, 2008

CUSIP: 48123LCG7

[†] Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 103-I.

Investing in the Notes Linked to a Basket Consisting of Return Enhanced Components involves a number of risks. See "Risk Factors" beginning on page PS-9 of the accompanying product supplement no. 103-I and "Selected Risk Considerations" beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$1,000	$3	$997
Total	$16,700,000	$50,100	$16,649,900

(1) J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $3.00 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other affiliated dealers of $1.50 per $1,000 principal amount note. See "Underwriting" beginning on page PS-70 of the accompanying product supplement no. 103-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

June 17, 2008

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 103-I dated October 19, 2007. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated June 16, 2008 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 103-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 103-I dated October 19, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207004460/e28866_424b2.pdf

- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

What Is the Underlying Return for Each Component Underlying and the Corresponding Component Return for Each Basket Component Assuming a Range of Performance for Each Component Underlying?

The following table illustrates the hypothetical Underlying Return for each Component Underlying and the corresponding Component Return for each Basket Component. The hypothetical Underlying Returns and Component Returns set forth below assume a Starting Underlying Level of 3500, 5800 and 1350 for the Dow Jones EURO STOXX 50® Index, the FTSE™ 100 Index and the TOPIX® Index, respectively, and reflect the Maximum Return of 7.50%, 7.65% and 9.90% for the Basket Components linked to the Dow Jones EURO STOXX 50® Index, the FTSE™ 100 Index and the TOPIX® Index, respectively. The hypothetical Underlying Returns and Component Returns set forth below are for illustrative purposes only and may not be the actual Underlying Returns and Component Returns applicable to a purchaser of the notes. The numbers appearing in the following table have been rounded for ease of analysis.

Dow Jones EURO STOXX 50® Index			FTSE™ 100 Index			TOPIX® Index		
Ending Underlying Level	Underlying Return	Component Return	Ending Underlying Level	Underlying Return	Component Return	Ending Underlying Level	Underlying Return	Component Return
6300.00	80.00%	7.50%	10440.00	80.00%	7.65%	2430.00	80.00%	9.90%
5775.00	65.00%	7.50%	9570.00	65.00%	7.65%	2227.50	65.00%	9.90%
5250.00	50.00%	7.50%	8700.00	50.00%	7.65%	2025.00	50.00%	9.90%
4900.00	40.00%	7.50%	8120.00	40.00%	7.65%	1890.00	40.00%	9.90%
4550.00	30.00%	7.50%	7540.00	30.00%	7.65%	1755.00	30.00%	9.90%
4200.00	20.00%	7.50%	6960.00	20.00%	7.65%	1620.00	20.00%	9.90%
3850.00	10.00%	7.50%	6380.00	10.00%	7.65%	1485.00	10.00%	9.90%
3675.00	5.00%	7.50%	6090.00	5.00%	7.65%	1417.50	5.00%	9.90%
3587.50	2.50%	7.50%	5947.90	2.55%	7.65%	1394.55	3.30%	9.90%
3570.00	2.00%	6.00%	5916.00	2.00%	6.00%	1377.00	2.00%	6.00%
3535.00	1.00%	3.00%	5858.00	1.00%	3.00%	1363.50	1.00%	3.00%
3500.00	**0.00%**	**0.00%**	**5800.00**	**0.00%**	**0.00%**	**1350.00**	**0.00%**	**0.00%**
3325.00	-5.00%	-5.00%	5510.00	-5.00%	-5.00%	1282.50	-5.00%	-5.00%
3150.00	-10.00%	-10.00%	5220.00	-10.00%	-10.00%	1215.00	-10.00%	-10.00%
2800.00	-20.00%	-20.00%	4640.00	-20.00%	-20.00%	1080.00	-20.00%	-20.00%
2450.00	-30.00%	-30.00%	4060.00	-30.00%	-30.00%	945.00	-30.00%	-30.00%
2100.00	-40.00%	-40.00%	3480.00	-40.00%	-40.00%	810.00	-40.00%	-40.00%
1750.00	-50.00%	-50.00%	2900.00	-50.00%	-50.00%	675.00	-50.00%	-50.00%
1400.00	-60.00%	-60.00%	2320.00	-60.00%	-60.00%	540.00	-60.00%	-60.00%
1050.00	-70.00%	-70.00%	1740.00	-70.00%	-70.00%	405.00	-70.00%	-70.00%
700.00	-80.00%	-80.00%	1160.00	-80.00%	-80.00%	270.00	-80.00%	-80.00%
350.00	-90.00%	-90.00%	580.00	-90.00%	-90.00%	135.00	-90.00%	-90.00%
0.00	-100.00%	-100.00%	0.00	-100.00%	-100.00%	0.00	-100.00%	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the payment at maturity is calculated under various hypothetical circumstances. You should review the following examples in conjunction with the hypothetical table set forth on the previous page, including the underlying assumptions described on the previous page. The hypothetical payments at maturity set forth below are for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: The level of the Dow Jones EURO STOXX 50® Index increases from a Starting Underlying Level of 3500 to an Ending Underlying Level of 3570, the FTSE™ 100 Index increases from a Starting Underlying Level of 5800 to an Ending Underlying Level of 5858, and the level of the TOPIX® Index increases from a Starting Underlying Level of 1350 to an Ending Underlying Level of 1377.

Because the Ending Underlying Level of each Component Underlying is greater than its Starting Underlying Level, and each of the Underlying Return of 2.00% for the Dow Jones EURO STOXX 50® Index, 1.00% for the FTSE™ 100 Index and 2.00% for the TOPIX® Index, each multiplied by 3, does not exceed the applicable Maximum Return of 7.50%, 7.65% and 9.90%, respectively, the Basket Return is calculated as follows:

$$[(2\% \times 3) \times 55\%] + [(1\% \times 3) \times 25\%] + [(2\% \times 3) \times 20\%] = 5.25\%$$

Accordingly, the investor receives a payment at maturity of $1,052.50 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 5.25\%) = \$1,052.50$$

Example 2: The level of the Dow Jones EURO STOXX 50® Index increases from a Starting Underlying Level of 3500 to an Ending Underlying Level of 3675, the FTSE™ 100 Index increases from a Starting Underlying Level of 5800 to an Ending Underlying Level of 7540, and the level of the TOPIX® Index increases from a Starting Underlying Level of 1350 to an Ending Underlying Level of 1890.

Because the Ending Underlying Level of each Component Underlying is greater than its Starting Underlying Level, and each of the Underlying Return of 5.00% for the Dow Jones EURO STOXX 50® Index, 30.00% for the FTSE™ 100 Index and 40.00% for the TOPIX® Index, each multiplied by 3, exceeds the applicable Maximum Return of 7.50%, 7.65% and 9.90%, respectively, the Basket Return is calculated as follows:

$$(7.50\% \times 55\%) + (7.65\% \times 25\%) + (9.90\% \times 20\%) = 8.0175\%$$

Accordingly, the investor receives a payment at maturity of $1,080.175 per $1,000 principal amount note, which reflects the maximum payment at maturity, calculated as follows:

$$\$1,000 + (\$1,000 \times 8.0175\%) = \$1,080.175$$

Example 3: The level of the Dow Jones EURO STOXX 50® Index increases from a Starting Underlying Level of 3500 to an Ending Underlying Level of 3850, the FTSE™ 100 Index increases from a Starting Underlying Level of 5800 to an Ending Underlying Level of 5916, and the level of the TOPIX® Index increases from a Starting Underlying Level of 1350 to an Ending Underlying Level of 1377.

Because the Ending Underlying Level of each Component Underlying is greater than its Starting Underlying Level, and the Underlying Return of 10.00% for the Dow Jones EURO STOXX 50® Index multiplied by 3 exceeds the applicable Maximum Return of 7.50%, while each of the Underlying Return of 2.00% for the FTSE™ 100 Index and 2.00% for the TOPIX® Index, each multiplied by 3, does not exceed the applicable Maximum Return of 7.65% and 9.90%, respectively, the Basket Return is calculated as follows:

$$(7.50\% \times 55\%) + [(2\% \times 3) \times 25\%] + [(2\% \times 3) \times 20\%] = 6.825\%$$

Accordingly, the investor receives a payment at maturity of $1,068.25 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 6.825\%) = \$1,068.25$$

Example 4: The level of the Dow Jones EURO STOXX 50® Index decreases from a Starting Underlying Level of 3500 to an Ending Underlying Level of 2450, the FTSE™ 100 Index decreases from a Starting Underlying Level of 5800 to an Ending Underlying Level of 4640, and the level of the TOPIX® Index decreases from a Starting Underlying Level of 1350 to an Ending Underlying Level of 810.

Because the Ending Underlying Level of each Component Underlying is less than its Starting Underlying Level, the Basket Return is calculated as follows:

$$(-30\% \times 55\%) + (-20\% \times 25\%) + (-40\% \times 20\%) = -29.50\%$$

Accordingly, the investor receives a payment at maturity of $705.00 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -29.50\%) = \$705.00$$

Example 5: The level of the Dow Jones EURO STOXX 50® Index increases from a Starting Underlying Level of 3500 to an Ending Underlying Level of 3570, the FTSE™ 100 Index decreases from a Starting Underlying Level of 5800 to an Ending Underlying Level of 4640, and the level of the TOPIX® Index decreases from a Starting Underlying Level of 1350 to an Ending Underlying Level of 945.

Because the Ending Underlying Level of the Dow Jones EURO STOXX 50® Index is greater than its Starting Underlying Level, and the Underlying Return of 2.00% multiplied by 3 does not exceed the applicable Maximum Return of 7.50%, and the Ending Underlying Level of each of the other Component Underlyings is less than its Starting Underlying Level, the Basket Return is calculated as follows:

$$[(2\% \times 3) \times 55\%] + (-20\% \times 25\%) + (-30\% \times 20\%) = -7.70\%$$

Accordingly, the investor receives a payment at maturity of $923.00 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -7.70\%) = \$923.00$$

Notes Linked to a Weighted Basket of Three Return Enhanced Components, Consisting of the Dow Jones EURO STOXX 50® Index, the FTSE™ 100 Index and the TOPIX® Index

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — The notes provide the opportunity to enhance equity returns by multiplying a positive Underlying Return for each Component Underlying by three, up to the Maximum Return of 7.50% for the Dow Jones EURO STOXX 50® Index, 7.65% for the FTSE™ 100 Index and 9.90% for the TOPIX® Index. Accordingly, the maximum payment at maturity is $1,080.175 for every $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **DIVERSIFICATION AMONG THE COMPONENT UNDERLYINGS** — Because the Basket Component linked to the Dow Jones EURO STOXX 50® Index makes up 55% of the Basket, we expect that generally the market value of your notes and your payment at maturity will depend significantly on the performance of the Dow Jones EURO STOXX 50® Index.
  The return on the notes is linked to a weighted basket consisting of three return enhanced components, each linked to the Dow Jones EURO STOXX 50® Index, the FTSE™ 100 Index and the TOPIX® Index, respectively. The Dow Jones EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Eurozone. The Dow Jones EURO STOXX 50® Index and STOXX® are the intellectual property (including registered trademarks) of STOXX Limited, Zurich, Switzerland, and/or Dow Jones & Company, Inc., a Delaware corporation, New York, USA (the "Licensors"), which are used under license. The notes are in no way sponsored, endorsed, sold or promoted by the Licensors and neither of the Licensors shall have any liability with respect thereto. The FTSE™ 100 Index measures the composite price performance of stocks of the largest 100 companies (determined on the basis of market capitalization) traded on the London Stock Exchange. The TOPIX® Index consists of all common stocks listed on the First Section of the Tokyo Stock Exchange (the "TSE") that have an accumulative length of listing of at least six months. The TOPIX® Index is a weighted index, the component stocks of which are reviewed and selected every six months, with the market price of each component stock multiplied by the number of shares listed. For additional information about each Component Underlying, see the information set forth under "The Dow Jones EURO STOXX 50® Index," "The FTSE™ 100 Index" and "The TOPIX® Index" of the accompanying product supplement no. 103-I.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 103-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an "open transaction" for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as short-term capital gain or loss whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket, the Basket Components, the Component Underlyings or any of the component stocks of the Component Underlyings. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 103-I dated October 19, 2007.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Component Underlyings and will depend on whether, and the extent to which, the Underlying Return is positive or negative. Your investment will be fully exposed to any decline in the Ending Underlying Level for any Component Underlying as compared to the Starting Underlying Level.

- **THE COMPONENT RETURN FOR EACH BASKET COMPONENT IS LIMITED TO THE APPLICABLE MAXIMUM RETURN** — If the Ending Underlying Level of a Component Underlying is greater than its Starting Underlying Level, the Component Return for the Basket Component linked to such Component Underlying will not exceed the Maximum Return of 7.50%, 7.65% and 9.90% for the Dow Jones EURO STOXX 50® Index, the FTSE™ 100 Index and the TOPIX® Index, respectively, regardless of the appreciation in the Component Underlying, which may be significant. Accordingly your payment at maturity will not exceed $1,080.175 for each $1,000 principal amount note.

- **CHANGES IN THE VALUES OF THE COMPONENT UNDERLYINGS MAY OFFSET EACH OTHER** — Price movements in the Component Underlyings may not correlate with each other. At a time when the value of one or more of the Component Underlyings increases, the value of the other Component Underlyings may not increase as much or may even decline. Therefore, in calculating the Basket Return, increases in the value of one or more of the Component Underlyings may be moderated, or more than offset, by lesser increases or declines in the level of the other Component Underlying or Component Underlyings. For example, the negative Component Return resulting from a 10% decline in the Ending Underlying Level of the Dow Jones EURO STOXX 50® Index, as compared to its Starting Underlying Level, would more than offset the positive Component Returns resulting from any and all appreciation in both the FTSE™ 100 Index and the TOPIX® Index, which appreciation may be significant.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO PERIODIC INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive periodic interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing any of the Component Underlyings would have.

- **NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES** — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies upon which the stocks underlying each Component Underlying are based, although any currency fluctuations could affect the performance of the Basket. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Component Underlyings on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the Component Underlyings;
  - the time to maturity of the notes;
  - the dividend rate on the common stocks underlying the Component Underlyings;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory or judicial events;
  - the exchange rate and volatility of the exchange rate between the U.S. dollar, the European Union euro, the British pound and the Japanese yen; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graphs show the historical weekly performance of each Component Underlyingfrom January 3, 2003 through June 13, 2008. The Index closing level of the Dow Jones EURO STOXX 50® Index on June 17, 2008 was 3555.58. The Index closing level of the FTSE™ 100 Index on June 17, 2008 was 5861.90. The Index closing level of the TOPIX® Index on June 17, 2008 was 1401.98.

We obtained the various Index closing levels of the Component Underlying below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets. The historical levels of each Component Underlying should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level of any Component Underlying on any of the Ending Averaging Dates. We cannot give you assurance that the performance of the Component Underlyings will result in the return of any of your initial investment.







JPMorgan Structured Investments —   PS- 5

Notes Linked to a Weighted Basket of Three Return Enhanced Components, Consisting of the Dow Jones EURO STOXX 50® Index, the FTSE™ 100 Index and the TOPIX® Index